UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of March 2015

Commission File Number 1-34694

VimpelCom Ltd.

(Translation of registrant’s name into English)

The Rock Building, Claude Debussylaan 88, 1082 MD, Amsterdam, the Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VIMPELCOM LTD.
(Registrant)
Date: March 16, 2015

	By:	/s/ Scott Dresser
	Name:	Scott Dresser
	Title:	Group General Counsel

NOT FOR DISTRIBUTION IN OR INTO OR TO ANY PERSON LOCATED OR RESIDENT IN ANY JURISDICTION WHERE IT IS UNLAWFUL TO DISTRIBUTE THIS ANNOUNCEMENT

VIMPELCOM AMSTERDAM B.V. ANNOUNCES EARLY TENDER

RESULTS AND CLEARING PRICES FOR ITS FOURTH PRIORITY NOTES

Amsterdam, Netherlands, 16 March 2015. On 2 March 2015, VimpelCom Amsterdam B.V. (the “Company”) announced its offer to purchase up to U.S.$2,100,000,000 (subject to the terms and conditions set out in the offer to purchase dated 2 March 2015 (the “Offer to Purchase”), the “Maximum Tender Amount”) of its outstanding (i) U.S.$500,000,000 6.493% Loan Participation Notes due 2016 issued by, but without recourse to, VIP Finance Ireland Limited (the “Series 1 Notes”), (ii) U.S.$600,000,000 8.25% Loan Participation Notes due 2016 issued by, but without recourse to, UBS (Luxembourg) S.A. (the “Series 2 Notes”), (iii) U.S.$1,000,000,000 9.125% Loan Participation Notes due 2018 issued by, but without recourse to, VIP Finance Ireland Limited (the “Series 3 Notes” and together with the Series 1 Notes and the Series 2 Notes, the “First Priority Notes”), (iv) U.S.$1,000,000,000 7.748% Loan Participation Notes due 2021 issued by, but without recourse to, VIP Finance Ireland Limited (the “Series 4 Notes” and the “Second Priority Notes”), (v) U.S.$500,000,000 6.2546% Guaranteed Notes due 2017 issued by VimpelCom Holdings B.V. (the “Series 5 Notes”), (vi) U.S.$1,500,000,000 7.5043% Guaranteed Notes due 2022 issued by VimpelCom Holdings B.V. (the “Series 6 Notes” and together with the Series 5 Notes, the “Third Priority Notes”), (vii) U.S.$600,000,000 5.20% Notes due 2019 issued by VimpelCom Holdings B.V. (the “Series 7 Notes”) and (viii) U.S.$1,000,000,000 5.95% Notes due 2023 issued by VimpelCom Holdings B.V. (the “Series 8 Notes” and together with the Series 7 Notes, the “Fourth Priority Notes”) (the “Offer”). The First Priority Notes, Second Priority Notes, Third Priority Notes and Fourth Priority Notes are collectively referred to herein as the “Notes”. Validly tendered Notes will be accepted in the order of the priority acceptance levels as set out in the table below, except that the aggregate principal amount of Notes that will be accepted for purchase will not exceed the Maximum Tender Amount.

Capitalised terms used and not otherwise defined in this announcement have the meanings given in the Offer to Purchase.

Further to the announcement of the Offer on 2 March 2015, the Company hereby informs Noteholders that, as at the Early Tender Time (being 9.00 pm London time (5.00 p.m. New York time) on 13 March 2015), the aggregate principal amount of each Series of Notes validly tendered (and received by the Tender Agent at or prior to the Early Tender Time) is set out in the eighth column of the table below under the heading “Aggregate Principal Amount Validly Tendered at the Early Tender Time”, representing approximately U.S.$1.8 billion of principal amount of the Notes. The Clearing Prices in respect of each of the Series 7 Notes and the Series 8 Notes was determined by reference to the relevant Bid Prices received, in accordance with the procedure set out in the Offer to Purchase and is set out in the seventh column of the table below that relates to the Fourth Priority Notes under the heading “Total Consideration (Clearing Price)”. Validly tendered Notes are irrevocable after the Early Tender Time with any future valid tenders of Notes to be considered irrevocable after that time.

First Priority Notes(1)

ISINs	CUSIP	Title of Security	Maturity Date	Priority Acceptance Level	Principal Amount Outstanding(2)		Total Consideration(3)		Aggregate Principal Amount Validly Tendered at the Early Tender Time
US918242AC23 (Rule 144A)/ XS0587030957 (Reg S)	918242AC2	U.S.$500,000,000 6.493% Loan Participation Notes issued by VIP Finance Ireland Limited (the Series 1 Notes)	2016	1	U.S.$	500,000,000	U.S.$	1,028.75	U.S.$	234,978,000
US90263MAE49 (Rule 144A)/ XS0253861834 (Reg S)	90263MAE4	U.S.$600,000,000 8.25% Loan Participation Notes issued by UBS (Luxembourg) S.A. (the Series 2 Notes)	2016	1	U.S.$	600,000,000	U.S.$	1,047.50	U.S.$	334,219,000
US918242AB40 (Rule 144A)/ XS0361041808 (Reg S)	918242 AB4	U.S.$1,000,000,000 9.125% Loan Participation Notes issued by VIP Finance Limited (the Series 3 Notes)	2018	1	U.S.$	1,000,000,000	U.S.$	1,050.00	U.S.$	499,151,000

Second Priority Notes(1)

ISINs	CUSIP	Title of Security	Maturity Date	Priority Acceptance Level	Principal Amount Outstanding(2)		Total Consideration(3)		Aggregate Principal Amount Validly Tendered at the Early Tender Time
US918242AD06 (Rule 144A)/ XS0587031096 (Reg S)	918242AD0	U.S.$1,000,000,000 7.748% Loan Participation Notes issued by VIP Finance Ireland Limited (the Series 4 Notes)	2021	2	U.S.$	1,000,000,000	U.S.$	960.00	U.S.$	349,230,000

Third Priority Notes(1)

ISINs	CUSIP	Title of Security	Maturity Date	Priority Acceptance Level	Principal Amount Outstanding(2)		Total Consideration(3)		Aggregate Principal Amount Validly Tendered at the Early Tender Time
US92718WAA71 (Rule 144A)/ XS0643176448 (Reg S)	92718W AA7	U.S.$500,000,000 6.2546% Guaranteed Notes issued by VimpelCom Holdings B.V. (the Series 5 Notes)	2017	3	U.S.$	500,000,000	U.S.$	997.50	U.S.$	151,157,000
US92718WAB54 (Rule 144A)/ XS0643183220 (Reg S)	92718W AB5	U.S.$1,500,000,000 7.5043% Guaranteed Notes issued by VimpelCom Holdings B.V. (the Series 6 Notes)	2022	3	U.S.$	1,500,000,000	U.S.$	937.50	U.S.$	190,627,000

Fourth Priority Notes(1)

ISINs	CUSIP	Title of Security	Maturity Date	Priority Acceptance Level	Principal Amount Outstanding(2)		Total Consideration (Clearing Price)(3)		Aggregate Principal Amount Validly Tendered at the Early Tender Time
US92718WAD11 (Rule 144A)/ XS0889401054 (Reg S)	92718W AD1	U.S.$600,000,000 5.20% Notes issued by VimpelCom Holdings B.V. (the Series 7 Notes)	2019	4	U.S.$	600,000,000	U.S.$	907.50	U.S.$	28,935,000
US92718WAE93 (Rule 144A)/ XS0889401724 (Reg S)	92718W AE9	U.S.$1,000,000,000 5.95% Notes issued by VimpelCom Holdings B.V. (the Series 8 Notes)	2023	4	U.S.$	1,000,000,000	U.S.$	837.50	U.S.$	17,125,000

(1)	Pursuant to the Offer, the Company has invited Noteholders to tender for purchase for cash (i) in respect of the First Priority Notes, any and all of the First Priority Notes, (ii) in respect of the Second Priority Notes, the Maximum Tender Amount less the aggregate principal amount of the First Priority Notes validly tendered and accepted for purchase in the Offer, (iii) in respect of the Third Priority Notes, the Maximum Tender Amount less the aggregate principal amount of the First Priority Notes and Second Priority Notes validly tendered and accepted for purchase in the Offer and (iv) in respect of the Fourth Priority Notes, the lower of (a) the Maximum Tender Amount less the aggregate principal amount of the First Priority Notes, Second Priority Notes and Third Priority Notes validly tendered and accepted for purchase in the Offer and (b) U.S.$350,000,000.
(2)	Aggregate principal amount of Notes outstanding as at the date of this announcement.
(3)	Per U.S.$1,000 principal amount of Notes validly tendered at or prior to the Early Tender Time and accepted for purchase. Does not include Accrued Interest (defined below), which will be paid on Notes accepted for purchase.

No Notes purchased pursuant to the Offer will be reissued or resold.

Expiration Time

The offer is scheduled to expire at 4.00 p.m., London time (11.00 a.m. New York time), on 30 March 2015, unless extended by the Company in its sole discretion. Holders of Notes subject to the tender offer must have tendered and not withdrawn their Notes before the Early Tender Time, to be eligible to receive the total consideration, which includes an early tender payment of U.S.$30 per U.S.$1,000 principal amount of Notes validly tendered and accepted for purchase (the “Total Consideration”). Holders who tender their Notes after the Early Tender Time will be eligible to receive the tender offer consideration, which is the Total Consideration minus the early tender payment (the “Tender Offer Consideration”). Notes tendered after the Early Tender Time may not be withdrawn. In addition to the Total Consideration or the Tender Offer Consideration, as applicable, accrued interest up to, but not including, the settlement date (“Accrued Interest”) will be paid in cash on all validly tendered Notes accepted in the Offer. Settlement will follow promptly after the expiration time and currently is expected to be 2 April 2015.

Notes that are not successfully tendered for purchase pursuant to the Offer and the terms and conditions set out in the Offer to Purchase will remain outstanding and will remain subject to the terms and conditions of such Notes.

Forward-Looking Statements

The Company considers portions of this announcement and the Offer to Purchase and the documents incorporated by reference to be forward-looking statements. Forward-looking statements can be identified by the use of words such as “may”, “will”, “plan”, “should”, “expect”, “anticipate”, “estimate”, “continue” or comparable terminology. Forward-looking statements are inherently subject to risks and uncertainties, many of which the Company cannot predict with accuracy and some of which the Company might not even anticipate. Although the Company believes that the expectations reflected in such forward-looking statements are based upon reasonable assumptions at the time made, the Company can give no assurance that such expectations will be achieved. Future events and actual results, financial and otherwise, may differ materially from the results discussed in the forward-looking statements as a result of risks and uncertainties, including, without limitation, possible changes in the timing and consummation of the Offer. Holders are cautioned not to place undue reliance on these forward-looking statements. The Company assumes no obligation to update and supplement forward-looking statements that become untrue because of subsequent events, new information or otherwise except as may be required under Rule 14e-l under the U.S. Securities Exchange Act of 1934.

The forward-looking statements contained in this announcement and the Offer to Purchase speak only as of the date of this announcement and the Offer to Purchase. The Company does not undertake to publicly update, except as required by U.S. federal securities laws, any forward-looking statement to reflect events or circumstances after such dates or to reflect the occurrence of unanticipated events.

For Further Information

A complete description of the terms and conditions of the Offer is set out in the Offer to Purchase. Further details about the Offer can be obtained from:

The Dealer Managers

Requests for information in relation to the Offer should be directed to:

Barclays Bank PLC

5 The North Colonnade

Canary Wharf

London E14 4BB

United Kingdom

Telephone:

Within the United States:

(800) 438-3242 (U.S. toll free)

(212) 528-7581 (Collect)

Outside the United States:

+44 20 3134 8515

Email: eu.lm@barclays.com

Attention: Liability Management Group

Citigroup Global Markets Limited

Citigroup Centre

Canada Square, Canary Wharf

London E14 5LB

United Kingdom

Telephone:

Within the United States:

(800) 558 3745 (U.S. toll free)

(212) 723 6106 (Collect)

Outside the United States:

+44 20 7986 8969

Email: liabilitymanagement.europe@citi.com

Attention: Liability Management Group

Société Générale

10 Bishops Square

London E1 6EG

United Kingdom

Telephone:

Within the United States:

(212) 278 6964 (Collect)

Outside the United States:

+44 20 7676 7579

Email: liability.management@sgcib.com

Attention: Liability Management

The Tender Agent

Requests for information in relation to the procedures for tendering Notes and participating in the Offer and the submission of an electronic instruction or submission should be directed to the Tender Agent:

Citibank, N.A., London Branch

Citigroup Centre

Canada Square

London E14 5LB

United Kingdom

Attention: Exchange Team – Agency & Trust

Tel: +44 207 508 3867

Fax: +44 20 3320 2405

Email: exchange.gats@citi.com

https://debtxportal.issuerservices.citigroup.com

A copy of the Offer to Purchase is available to eligible persons upon request from the Tender Agent.

DISCLAIMER

This announcement must be read in conjunction with the Offer to Purchase. No offer or invitation to acquire or exchange any notes is being made pursuant to this announcement. This announcement and the Offer to Purchase contain important information, which must be read carefully before any decision is made with respect to the Offer. If any Noteholder is in any doubt as to the action it should take, it is recommended to seek its own legal, tax and financial advice, including as to any tax consequences, from its stockbroker, bank manager, legal adviser, accountant or other independent financial adviser. Any individual or company whose Notes are held on its behalf by a broker, dealer, bank, custodian, trust company or other nominee must contact such entity if it wishes to participate in the Offer. None of the Company, the Dealer Managers, the Tender Agent, or any person who controls, or is a director, officer, employee or agent of such persons, or any affiliate of such persons, makes any recommendation as to whether Noteholders should participate in the Offer.

General

This announcement, the Offer to Purchase and any related documents do not constitute an offer to buy or the solicitation of an offer to sell Notes in any circumstances in which such offer or solicitation is unlawful. In those jurisdictions where the securities laws or other laws require the Offer to be made by a licensed broker or dealer and any of the Dealer Managers or any of their respective affiliates is such a licensed broker or dealer in such jurisdiction, the Offer shall be deemed to be made by such Dealer Manager or such affiliate (as the case may be) on behalf of the Company in such jurisdiction and the Offer is not made in any such jurisdiction where either a Dealer Manager or any of its affiliates is not licensed. Neither the delivery of this announcement, the Offer to Purchase nor any purchase of Notes shall, under any circumstances, create any implication that there has been no change in the affairs of the Company since the date hereof or the date of the Offer to Purchase, or that the information herein or in the Offer to Purchase is correct as of any time subsequent to the date hereof or the date of the Offer to Purchase, as applicable.

Each Holder participating in the Offer will be deemed to give certain representations in respect of the jurisdictions referred to below, and generally, on submission of Notes for tender in the Offer. Any tender of Notes for purchase pursuant to the Offer from a Holder that is unable to make these representations may be rejected. Each of the Company, the Dealer Managers and the Tender Agent reserves the right, in its absolute discretion, to investigate, in relation to any tender of Notes for purchase pursuant to the Offer, whether any such representation given by a Holder is correct and, if such investigation is undertaken and as a result the Company determines (for any reason) that such representation is not correct, such tender may be rejected.

Belgium

The offer restriction below applies only to the Series 2 Notes and the Series 3 Notes.

In Belgium, the Offer has not been and will not be, directly or indirectly, made to, or for the account of, any person other than to qualified investors referred to in Article 10, § 1 of the Belgian law on the public offering of investment instruments and the admission of investment instruments to trading on regulated markets dated 16 June 2006, as amended from time to time (the “Belgian Prospectus Law”). This announcement, the Offer to Purchase and any other documentation or material relating to the Offer has not been and will not be submitted to the Financial Services and Markets Authority (“Authorité des services et marches financiers / Autoriteit voor financiële diensten en markten”) for approval. Accordingly, in Belgium, the Offer may not be made by way of a public offer within the meaning of article 3 of the Belgian Prospectus Law and article 3 of the Belgian act on public takeover offers dated 1 April 2007, as amended from time to time (the “Belgian Takeover Act”). Therefore, the Offer may not be promoted vis-à-vis, and are not being made to, any person in Belgium (with the exception of “qualified investors” within the meaning of article 10, § 1 of the Belgian Prospectus Law that are acting for their own account and without prejudice to the application of article 6 § 4 of the Takeover Act). This announcement, the Offer to Purchase and any other documentation or material relating to the Offer (including memorandums, information circulars, brochures or similar documents) have not been forwarded or made available to, and are not being forwarded or made available to, directly or indirectly, any such person. With regard to Belgium, this announcement and the Offer to Purchase has been transmitted only for personal use by the aforementioned qualified investors and only for the purpose of the Offer. Accordingly, the information contained in this announcement and the Offer to Purchase may not be used for any other purpose or be transmitted to any other person in Belgium (without prejudice to the application of article 6 § 4 of the Takeover Act).

The Republic of France

This announcement and the Offer is not being made, directly or indirectly, to the general public in the Republic of France. This announcement, the Offer to Purchase and any other documentation or material relating to the Offer (including memorandums, information circulars, brochures or similar documents) have not been distributed to, and/or are not being distributed to, the general public in the Republic of France. Only (i) persons that provide investment services in the field of portfolio management for the account of third parties (personnes fournissant le service d’investissement de gestion de portefeuille pour compte de tiers) and/or (ii) qualified investors (investisseurs qualifiés) (that are not individuals) acting for their own account, in each case as defined in or pursuant to articles L.411-1, L.411-2 and D.411-1 to D.411-4 of the French Code Monétaire et Financier, may participate in the Offer. Neither this announcement nor the Offer to Purchase has been submitted to the clearance procedures of the Autorité des marchés financiers.

Republic of Italy

None of this announcement, the Offer to Purchase or any other documents or materials relating to the Offer have been or will be submitted to the clearance procedure of the Commissione Nazionale per le Società e la Borsa (“CONSOB”) pursuant to Italian laws and regulations. The Offer is being carried out in the Republic of Italy as an exempted offer pursuant to article 101-bis, paragraph 3-bis of the Legislative Decree No. 58 of 24 February 1998, as amended (the “Financial Services Act”) and article 35-bis, paragraph 4 of CONSOB Regulation No. 11971 of 14 May 1999, as amended (the “Issuers’ Regulation”), as the case may be. The Offer to Purchase is also being carried out in compliance with article 35-bis, paragraph 7 of the Issuers’ Regulation.

A Holder located in the Republic of Italy can tender the Notes through authorised persons (such as investment firms, banks or financial intermediaries permitted to conduct such activities in the Republic of Italy in accordance with the Financial Services Act, CONSOB Regulation No. 16190 of 29 October 2007, as amended from time to time, and Legislative Decree No. 385 of September 1, 1993, as amended) and in compliance with applicable laws and regulations or with requirements imposed by CONSOB or any other Italian authority.

Each intermediary must comply with the applicable laws and regulations concerning information duties vis-à-vis its clients in connection with the Notes or the Offer.

United Kingdom

Each of this announcement and the Offer to Purchase is for distribution only to persons who (i) have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (as amended, the “Financial Promotion Order”), (ii) are persons falling within Article 49(2)(a) to (d) (“high net worth companies, unincorporated associations etc.”) of the Financial Promotion Order, (iii) are outside the United Kingdom, or (iv) are persons to whom an invitation or inducement to engage in investment activity (within the meaning of section 21 of the Financial Services and Markets Act 2000 (the “FSMA”)) may otherwise lawfully be communicated or caused to be communicated (all such persons together being referred to as “relevant persons”). Each of this announcement and the Offer to Purchase is directed only at relevant persons and must not be acted on or relied on by persons who are not relevant persons. Any investment or investment activity to which this announcement or the Offer to Purchase relates is available only to relevant persons and will be engaged in only with relevant persons.

About VimpelCom

VimpelCom, an international telecoms company operating in 14 countries and headquartered in Amsterdam, is one of the world’s largest integrated telecommunications services operators providing voice and data services through a range of traditional and broadband mobile and fixed technologies in Russia, Italy, Ukraine, Kazakhstan, Uzbekistan, Tajikistan, Armenia, Georgia, Kyrgyzstan, Laos, Algeria, Bangladesh, Pakistan, and Zimbabwe. VimpelCom’s operations around the globe cover territory with a total population of approximately 740 million people. VimpelCom provides services under the “Beeline”, “Kyivstar”, “WIND”, “Infostrada” “Mobilink”, “banglalink”, “Telecel”, and “Djezzy” brands. As of 31 December 2014, VimpelCom had 222 million mobile customers on a combined basis. VimpelCom is traded on the NASDAQ Global Select Market under the symbol (VIP).